SEGALL BRYANT & HAMILL TRUST

May 10, 2019

EDGAR CORRESPONDENCE

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Lisa Larkin

Re:	Segall Bryant & Hamill Trust (the “Registrant” or “Trust”)

(SEC File No. 333-230771)

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of the registration statement on Form N-14/A, filed May 10, 2019, in respect of its series, Segall Bryant & Hamill All Cap Fund, Segall Bryant & Hamill Small Cap Value Fund, Segall Bryant & Hamill Emerging Markets Fund and Segall Bryant & Hamill International Small Cap Fund to May 13, 2019, or as soon thereafter as practicable.

Sincerely,

SEGALL BRYANT & HAMILL TRUST

/s/ Derek W. Smith

Derek W. Smith

Secretary

ULTIMUS FUND DISTRIBUTORS, LLC

/s/ Kurt B. Krebs

Kurt B. Krebs

President